UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MEETING OF THE BOARD OF DIRECTORS OF FIAT S.P.A.

SIGNATURES

MEETING OF THE BOARD OF DIRECTORS OF FIAT S.P.A.

The Board of Directors of Fiat, chaired by Luca Cordero di Montezemolo, met today in Turin to review the 2006 Group budget.

The Board also approved the 2006 corporate events calendar. The presentation of full year data will be significantly advanced with respect to previous years: the 2005 consolidated results will be examined on the occasion of the Board meeting scheduled for January 30, 2006, the 2005 consolidated and preliminary statutory financial statements will be presented at the end of February 2006; and the 2006 first-half report will be approved at the end of July.
The calendar of 2006 corporate events, which is herewith enclosed, may be viewed on the website www.fiatgroup.com.

The Board also acknowledged the results of the offering to stockholders of option rights related to the capital increase to service the Mandatory Convertible Loan of 3 billion euros, which was concluded on December 14, 2005. The shares subject of the offer were subscribed by the lending banks on September 20 2005, pursuant to Article 2441, paragraph seven, of the Italian Civil Code.

As of today, a total of 1,009,773 Fiat ordinary shares have been subscribed by stockholders out of the 291,828,718 shares offered to them at a price of 10.28 euros each. The 975,902,500 unexercised option rights will be offered on the stock exchange through Unicredit Banca Mobiliare from December 19 to December 23, 2005. All purchased rights may be used until December 27, 2005 to subscribe, at a price of 10.28 euros each, 149 Fiat ordinary shares for every 500 rights purchased.

Turin, December 16, 2005

Calendar of 2006 Corporate Events

Date	Issues
January 30	• 2005 Fourth Quarter Results and 2005 Full Year Results
February 28	• Statutory and Consolidated Financial Statements
May 3	• 2006 First Quarter Results • Annual General Meeting
July 27	• 2006 Second Quarter Results and 2006 First Half Results
October 26	• 2006 Third Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney